

June 23, 2009

Mr. Tod C. Holmes
Executive Vice President and Chief Financial Officer
Republic Services, Inc.
18500 North Allied Way
Phoenix, AZ 85054

Re: Republic Services, Inc.
Form 10-K for the year ended December 31, 2008
File No. 1-14267

Dear Mr. Holmes:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, John Hartz, Senior Assistant Chief Accountant at (202) 551-3689, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief